UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025
Commission File Number: 001-40799

SPORTRADAR GROUP AG

(Translation of registrant’s name into English)

Feldlistrasse 2

CH-9000 St. Gallen

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

On March 19, 2025, Sportradar Group AG (the “Company”) entered into a transaction agreement (the “Agreement”) with IMG Arena US Parent, LLC (“IMG ARENA”), WME IMG, LLC (“Seller”), OB Global Arena Holdings LLC and Endeavor Operating Company, LLC for the acquisition of 100% of the outstanding equity interests of IMG Arena (the “IMGA Acquisition”). The IMGA Acquisition, which is currently expected to close in the fourth quarter of 2025, is subject to receipt of regulatory approvals and satisfaction of closing conditions, and would result in the acquisition by the Company of the global sports betting portfolio business of IMG ARENA.

Under the terms of the Agreement, Seller will provide financial consideration totaling $225 million (subject to customary purchase price adjustments), comprised of $125 million (the “Direct Consideration”) paid to the Company and up to $100 million in cash prepayments to be made to certain sports rightsholders under contract with IMG ARENA. The Company will not be required to pay any financial consideration to Seller. With respect to the Direct Consideration, $25 million is payable at closing and the final $100 million is payable in equal payments on the first and second anniversaries of the closing (in each case subject to customary purchase price adjustments).

On March 19, 2025, the Company issued the press release announcing, among other things, the entry into the Agreement. A copy of this press release is furnished as Exhibit 99.1 herewith.

This Report on Form 6-K (other than Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-259885).

Safe Harbor for Forward-Looking Statements

Certain statements in this Report on Form 6-K may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding the expected closing of the IMGA Acquisition. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “confident,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economy downturns and political and market conditions beyond our control, including the impact of the Russia/Ukraine and other military conflicts such as acts or war or terrorism and foreign exchange rate fluctuations; pandemics could have an adverse effect on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology, including efficiencies achieved through the use of artificial intelligence; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; any material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; difficulties in our ability to evaluate, complete and integrate acquisitions (including the IMGA Acquisition) successfully; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this Report on Form 6-K. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

 EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release of Sportradar Group AG, dated March 19, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2025

SPORTRADAR GROUP AG

By:	/s/ Michael C. Miller
Name: Michael C. Miller
Title: Chief Legal Officer